Exhibit 4.2

DRAFT Luckin Coffee Inc. The Bank of New York Mellon I 0 I I3arclay Street New York, NY 10286 United States of America This is to certify that of is/are the registered shareholder of: I Par Val ue Type of Share No. of Shares l US$0.000002 Class A Ordinary I l %Paid Certificate Num ber Date of Record 100% The above shares are subject to the Memorandum and Articles of Association of the Com pany and transferrable in accordance therewith. Director I Secretary Director